John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

September 11, 2017

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	360 Funds (the “Trust”) (File Nos. 811-21726 and 333-219584)

Dear Ms. O’Neal-Johnson and Ms. Fettig:

On July 31, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) relating to the proposed reorganization of the Crow Point Alternative Income Fund (the “Existing Fund”), a series of Northern Lights Fund Trust, with and into the Crow Point Alternative Income Fund (the “New Fund”), a series of the Trust (the Existing Fund and the New Fund may be referred to generally herein as the “Fund”).

We received supplemental comments from you on September 6, 2017. This letter responds to those comment.

Comment

1.	Comment:	The Commission staff requested that the Trust represent that the fees included in the fee table of the Form N-14 are the “current fees” in accordance with Item 3 of Form N-14. In receiving this comment and discussing it in depth, the staff indicated that there is no definition of “current fees,” that the Trust should take into consideration publicly available information and that the concept of “current fees” is different than the information required by Item 3 of Form N-1A.

Response:
The Trust represents that the fees required to be presented in the proxy statement/prospectus as required by Item 3 of Form N-14 are based on the most recently available public filings for the Existing Fund and therefore are “current fees” as the Trust understands the concept of “current fees” based on conversations with the staff of the Commission.

2.	Comment:	Please add the language in the paragraph immediately following the bullets in the section titled “Board Considerations” to the Q&A that discusses the purpose of the reorganization.

Response:	The Trust has revised the disclosure as you have requested.

3.	Comment:	As a follow-up to Comment #2, if the Fund will now have a more focused strategy with regard to investments in illiquid securities, please add additional risk disclosure.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
September 11, 2017

Response:
The Adviser has confirmed to the Trust that its strategy for the Fund, as compared to the Existing Fund, will not include more focus on investments in illiquid securities and, as such, the Trust has not added additional risk disclosure.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,
/s/ John H. Lively

John H. Lively